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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

PACTL The Leading Cargo Handler at Shanghai Airport Selects Magic Software’s eDeveloper- Based HERMES Cargo Management Solution

Deal Total Scope is Valued at $600,000

Shanghai, China, June 23rd, 2004 - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that Shanghai Pudong Int'l Airport Cargo Terminal Co., Ltd. – known as PACTL – has signed an agreement with Magic EMEA’s HERMES Logistics Technologies business unit managed out of Magic U.K., to acquire Magic’s eDeveloper-based HERMES Air Cargo Handling application. The total value of this deal is around $600,000.

PACTL, a joint venture between Shanghai Airport (Group) Co. Ltd. (51%), Lufthansa Cargo AG (29%) and JHJ International Forwarding Co. Ltd. (20%), is the leading cargo handler at Shanghai Airport, one of the top Cargo Terminals of the world.

PACTL’s strong focus on long-term customer relationships, supported by its commitment to delivering superior service quality, has helped it achieve a 30% growth in cargo handling year on year.  To support this increase in capacity and in order to further improve on its high service levels, PACTL decided to replace its existing cargo system.

Following a six-month review of possible software applications in the market, the HERMES application was selected for its strong customer service functionality and its proven ability to help cargo handlers dramatically increase their operational efficiency.  HERMES has already been installed in some of the leading cargo handlers worldwide including Menzies World Cargo who achieved a 99% plus conformance to service level agreements following the implementation of HERMES. In addition, the implementation of HERMES at Icelandair Cargo has enabled them to handle a four-fold increase in cargo capacity.

The application will also be customized for PACTL and has been translated into Chinese. PACTL also intends to integrate HERMES with a number of in-house and external systems including PACTL’s existing financial system, Chinese customs and airline systems.

Mr. Rainer Houdek of PACTL said “As a tried and tested, dedicated cargo handling system, HERMES will help support our future growth plans and further boost our quality and efficiency levels.  We selected HERMES as in our opinion, it is the best and most contemporary cargo handling application currently available in the market.”

“We are delighted to be working with PACTL, particularly as the service and efficiency focus of HERMES aligns so comfortably with the goals of PACTL,” said David Assia, Magic’s founder & Chairman  “This agreement deepens Magic Software’s continued involvement and penetration into the Chinese market, currently one of the fastest growing economies of the world”.

The HERMES application will help PACTL:

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Tailor the handling service according to individual airline requirements

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Deliver improved levels of customer service by utilizing HERMES’ unique real-time Service Level Monitoring and Control modules

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Improve warehouse efficiency through the introduction of state of the art handheld terminals and bar code technology

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Reduce errors by automating handling processes

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Anticipate and plan for peak periods during quiet time in the operation cycle

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Provide timely management information and seamless tracking achieved through dynamic reporting and seamless systems integration

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Provide improved communications throughout the air cargo supply chain via sophisticated electronic messaging

About PACTL

PACTL (www.pactl.com) a Sino-German joint venture, founded in 1999,successfully combines the knowledge of the three shareholders Shanghai Airport (Group)Co., Ltd. (51%), Lufthansa Cargo AG(29%) and JHJ International Forwarding Co., Ltd. (20%) as one of the top Cargo Terminals of the world.  With an investment in the cargo terminal of total RMB 479.02 million and a registered capital of RMB 191.61 million this partnership succeeded in playing a key role in establishing Pudong International Airport as one of the major cargo hubs for China.  “PACTL” is an abbreviation from “Pudong Airport Cargo Terminal Ltd”.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  Magic’s EMEA headquarters is located at Pelmolen 17 3994 XX Houten in the Netherlands, telephone: +31-30-656 6266, fax: +31-30-656 6277. Magic’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone: 949-250-1718, fax: 949-250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: June 23, 2004